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                                                                EXHIBIT 99.5

August 29, 1995

                         [WEST ONE BANCORP letterhead]


TO:  PARTICIPANTS IN THE WEST ONE BANCORP EMPLOYEE THRIFT INVESTMENT PLAN

The enclosed Notice of Special Meeting of West One Bancorp (the "Corporation"), Joint Proxy Statement/Prospectus, a proxy card, and return envelope are being sent to you as a participant in the Corporation's Employee Thrift Investment Plan (the "Plan"). The enclosed materials relate to the proposed merger of the Corporation with and into U. S. Bancorp, with U. S. Bancorp as the surviving corporation. The Notice of Special Meeting and Proxy Statement/Prospectus are the same as those furnished by the Corporation to its shareholders.

West One Bank, Idaho, Trustee of the Plan, will vote the full shares of common stock of the Corporation credited to your accounts in the Plan (whether or not fully vested) as of August 18, 1995, in accordance with your instructions. The number of shares you hold in the Plan can be identified by the label on your proxy card. The numbers shown in the bottom right-hand corner of the label identify the shares credited to you.

In order to furnish the Trustee with your voting instructions, you should check the appropriate boxes on the enclosed proxy card, sign and date the card, and return it to the Trustee using the enclosed return envelope. This proxy card is for use only to direct the Trustee in voting the shares credited to your accounts in the Plan. If the proxy card is not signed and returned to the Trustee, these shares will not be voted.

If you wish to have the Trustee vote according to your instructions, the Trustee must receive your completed proxy card no later than September 29, 1995.

THRIFT INVESTMENT PLAN COMMITTEE

(TERRANCE J. DOBSON)
(SCOTT M. HAYES)
(D. MICHAEL JONES)
(GARY J. PETERS)
(STEVEN A. SOUDERS)
(JENNIFER YOUNG)